                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)


                              The Banc Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    05944B103
                                 (CUSIP Number)


                            F. Hampton McFadden, Jr.
                              The Banc Corporation
                              17 North 20th Street
                              Birmingham, AL 35203
                                 (205) 327-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 23, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

            Charles Stanley Bailey

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Alabama
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                             620,671
8.       SHARED VOTING POWER                                 0
9.       SOLE DISPOSITIVE POWER                        620,671
10.      SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,203,093

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4%

14.      TYPE OF REPORTING PERSON
           IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

            Charles Marvin Scott

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Arkansas
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                             330,991
8.       SHARED VOTING POWER                                 0
9.       SOLE DISPOSITIVE POWER                        330,991
10.      SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,203,093

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4%

14.      TYPE OF REPORTING PERSON
           IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

            Rick D. Gardner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Arkansas
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                             239,192
8.       SHARED VOTING POWER                                 0
9.       SOLE DISPOSITIVE POWER                        239,192
10.      SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,203,093

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4%

14.      TYPE OF REPORTING PERSON
           IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

            Duane K. Bickings

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [ ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Alabama
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                                 12,239
8.       SHARED VOTING POWER                                    0
9.       SOLE DISPOSITIVE POWER                            12,239
10.      SHARED DISPOSITIVE POWER                               0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,203,093

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.4%

14.      TYPE OF REPORTING PERSON
           IN

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of Common Stock of The Banc Corporation (the "Company"). The principal executive offices of the Company are located at 17 North 20th Street, Birmingham, AL 35203.

ITEM 2.  IDENTITY AND BACKGROUND

(a)      This Schedule 13D is being filed by C. Stanley Bailey, C.
Marvin Scott, Rick D. Gardner and Duane K. Bickings (referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"). Each Reporting Person is an executive officer of The Banc Corporation and its principal subsidiary, The Bank.

         (b) The business address for each Reporting Person is 17 North 20th Street, Birmingham, AL 35203.

         (c) The present principal occupation for each Reporting Person is as follows:

             C. Stanley Bailey is Chief Executive Officer of The Banc Corporation and its principal subsidiary, The Bank.

             C. Marvin Scott is President of The Banc Corporation and its principal subsidiary, The Bank.

             Rick D. Gardner is Chief Operating Officer of The Banc Corporation and its principal subsidiary, The Bank.

             Duane K. Bickings is Chief Credit Officer of The Banc Corporation and its principal subsidiary, The Bank.

         (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each Reporting Person is a citizen of Alabama or Arkansas, as indicated on the individual cover pages above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons, along with other investors, purchased an aggregate of 925,636 shares of common stock of the Company at $8.17 per share in a private placement consummated on January 24, 2005. The Reporting Persons paid cash from available personal funds for their shares. Additional shares beneficially owned by Mr. Bailey, Mr. Scott and Mr. Gardner and reported on this
Schedule 13D relate to options to acquire additional shares of common stock of the Company, which will vest on April 24, 2005. Such options were granted by the Company on January 24, 2005 and have an exercise price of $8.17 per share.

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ITEM 4.  PURPOSE OF TRANSACTION

         On January 24, 2005, the Company entered into a series of agreements in order to (a) make certain arrangements, including the execution of employment agreements and the grant of options to acquire common stock of the Company, for the employment of a new Chief Executive Officer and director, and additional new members of senior management, (b) make certain arrangements with the prior Chief Executive Officer and President with respect to their cessation of employment as officers, with respect to their continued services as Chairman of the Board of Directors and as a director, respectively, and with respect to certain amounts and benefits payable to them upon such cessation, and (c) sell shares of the Company's common stock in a private placement to the new executives and other investors, with the proceeds of such sale to provide a source of funding for the payment of cash amounts due to the prior Chief Executive Officer and President. These transactions were consummated on January 24, 2005 and are described in detail in a current report on Form 8-K filed by the Company on January 25, 2005.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Company's reports with the Securities and Exchange Commission report that 18,668,807 Shares are outstanding. Based upon such number, the Reporting Persons beneficially own 6.4% of the Company's outstanding Shares.

     (b) The Reporting Persons are the beneficial owners of 1,203,903 shares, over which they have sole power of disposition and voting. Such number of Shares represents approximately 6.4% of the outstanding Shares.

                               NUMBER OF SHARES          OPTIONS TO ACQUIRE SHARES,     TOTAL SHARES
                               PURCHASED ON              WHICH WILL VEST WITHIN 60      BENEFICIALLY
                               JANUARY 24, 2005(1)       DAYS (2)                       OWNED
                               -------------------       -------------------------      ------------
C. Stanley Bailey                    264,686                        355,985                620,671
C. Marvin Scott                      152,998                        177,993                330,991
Rick D. Gardner                       61,199                        177,993                237,192
Duane K. Bickings                     12,239                             --                 12,239

TOTAL AS A GROUP                     491,122                        711,971              1,203,093

(1) Purchase price of $8.17 per share.
(2) Exercise price of $8.17. In the employment agreements with Mr. Bailey, Mr. Scott and Mr. Gardner, the Company granted additional options which may vest in the future. The vesting schedule for these options is set forth in Item 6:
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer - Stock Option Grants.

     (c) On January 24, 2005, the Reporting Persons purchased common stock in the amounts set forth in Item 5(b) above.

     (d) No person other than each Reporting Person, with respect to his own shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

            Stock Purchase Agreement

            The Company, the Reporting Persons and other investors entered into a Stock Purchase Agreement containing customary representations, warranties and covenants, including restrictions on transfer of the shares purchased.

            Registration Rights Agreement

            In addition, the Company and the investors entered into a Registration Rights Agreement, pursuant to which the Company agreed to effect up to three demand registrations under the Securities Act with respect to the offer and sale by the investors of the shares purchased by them, subject to the satisfaction of customary conditions, and to provide unlimited "piggyback" registrations in connection with registrations effected by the Company otherwise than by request of any of the investors. The Registration Rights Agreement contains customary representations, warranties and covenants of the parties, including covenants with respect to indemnification for material misstatements or omissions by either party in a registration statement, prospectus or other document relating to a registration filed pursuant to the Registration Rights Agreement. The Company's obligations under the Registration Rights Agreement will terminate at such time as all shares purchased by the investors are eligible for resale pursuant to Rule 144(k) under the Securities Act.

            Employment Agreements

            Mr. Bailey.

            Mr. Bailey and the Company have entered into an Employment Agreement, dated January 24, 2005, under which the Company has agreed to employ Mr. Bailey as Chief Executive Officer of the Company and The Bank for a term expiring January 31, 2008. The Employment Agreement automatically renews for successive one-year extensions on each anniversary of the commencement of the term unless either party gives the other 30 days' prior written notice of nonrenewal. Under the Employment Agreement, Mr. Bailey is entitled to an initial base salary at the annual rate of $400,000 per year and to an annual target bonus of 50% of his base salary, subject to the achievement of agreed-upon performance goals. Mr. Bailey is also entitled to participate in other bonus or long-term incentive plans applicable to similarly situated executive officers, and to participate in such insurance, medical and other employee benefit plans as may be provided to such executive officers. The Company is also required to provide Mr. Bailey with certain other benefits, including a term life insurance policy in the amount of at least $1 million, an automobile and customary automobile-related benefits, and initiation fees, dues and assessments for approved club memberships, and to pay certain relocation expenses. The agreement restricts Mr. Bailey's ability to engage in various activities competitive with the Company's business for one year after Mr. Bailey ceases to be employed by the Company.

         If Mr. Bailey's employment is terminated other than for Cause (as defined) or as a result of his death or disability, or if Mr. Bailey terminates the agreement as a result of certain adverse changes in his functions, duties or responsibilities or of another material breach by the Company of its obligations, Mr. Bailey is entitled to continued compensation at the then-current rate (including bonus compensation) for the then-remaining term of the agreement, provided that Mr. Bailey may elect to receive such payment in a lump sum discounted to present value using a 6% discount rate, and to the continuation of other benefits during such remaining term. If Mr. Bailey's employment is terminated as a result of his disability, he is entitled to continued compensation at his then-current rate (including bonus compensation) and the continuation of other benefits for one year. If Mr. Bailey's employment by the Company is terminated within two years following a Change in Control (as for Cause or as a result of his death, disability or retirement, or if Mr. Bailey terminates such employment following the occurrence of specified events within two years after a Change in Control, Mr. Bailey will be entitled to receive a lump sum payment equal to three times the sum of (i) his then-current base salary plus (ii) the target bonus he would have been entitled to receive, and he will be entitled to receive other benefits specified in the agreement. In addition, he will be entitled to a gross-up payment equal to the amount of any excise taxes imposed upon him as a result of such payments upon termination following a Change in Control.

         The agreement obligates the Company to appoint Mr. Bailey to the Board of Directors of the Company, and further provides that Mr. Bailey will be appointed as Chairman of the Board of the Company at such time, if any, as James
A. Taylor ceases to serve as Chairman of the Board. Mr. Bailey was appointed to the Board of Directors as of January 24, 2005, with an initial term expiring in 2006.

         Mr. Scott and Mr. Gardner.

         Mr. Scott and Mr. Gardner have entered into employment agreements with the Company and the Bank providing for terms substantially identical to those described above with respect to Mr. Bailey, except that (a) Mr. Scott's initial annual base salary is $300,000 and Mr. Gardner's initial annual base salary is $250,000; (b) the Company is obligated to provide term life insurance policies to Mr. Scott in the amount of $750,000 and to Mr. Gardner in the amount of $600,000; and (c) each of Mr. Scott and Mr. Gardner will be appointed as a director of the Company effective on or before December 31, 2005, if then permitted by the NASDAQ Stock Market Marketplace Rules, or, if not so permitted on or before December 31, 2005, then as soon thereafter as is permitted by the NASDAQ Stock Market Marketplace Rules.

         Stock Option Grants.

         Under their respective employment agreements, the Company is obligated to grant, and has granted as of January 24, 2005, options to acquire 711,970 shares of common stock to Mr. Bailey, 355,985 shares to Mr. Scott, and 355,985 shares to Mr. Gardner, each at an exercise price of $8.17 per share. Such options have a ten-year term. Such options vest and become exercisable as follows:

         -        50% on April 24, 2005;

         - 20% on the later of (x) the date on which the average closing price per share of the Company's common stock over a 15-consecutive-trading-day period (the "Market Value price") is at least $10 but less than $12, and (y) June 29, 2005 (the "Alternate Vesting Date");

         - 15% on the later of (x) the date on which the Market Value price is at least $12 but less than $14, and (y) the Alternate Vesting Date; and

         - 15% on the later of (x) the date on which the Market Value price is at least $14, and (y) the Alternate Vesting Date.

         -        To the extent not otherwise vested, on January 24, 2010.

         If an executive's employment is terminated for any reason other than
(i) voluntarily by the executive (other than after a Change in Control) or (ii) by the Company with Cause, (a) the portion of such options that becomes vested on April 24, 2005 will immediately vest, to the extent not previously vested,
(b) if the Alternate Vesting Date has not occurred but any Market Value price has been reached, the shares that would vest upon attainment of such Market Value price will be immediately vested notwithstanding that the Alternate Vesting Date has not yet occurred, and (c) vesting will continue through any remaining term of the employment agreement in accordance with its terms.

         Mr. Bickings. The Company has not entered into a formal employment agreement or similar arrangement with Mr. Bickings at this time.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following agreements were filed as Exhibits to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 25, 2005, and are incorporated by reference herein:

         Stock Purchase Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 25, 2005, and incorporated by reference herein

         Registration Rights Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-2 to the Current Report on Form 8-K filed by the Company with the

Securities and Exchange Commission on January 25, 2005, and incorporated by reference herein

         Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and C. Stanley Bailey, filed as Exhibit 10-5 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 25, 2005, and incorporated by reference herein.

         Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and C. Marvin Scott, filed as Exhibit 10-6 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 25, 2005, and incorporated by reference herein.

         Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and Rick D. Gardner, filed as Exhibit 10-7 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 25, 2005, and incorporated by reference herein



                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 4, 2005
                                        /s/ C. Stanley Bailey
                                        -------------------------------
                                        C. Stanley Bailey

                                        /s/ C. Marvin Scott
                                        -------------------------------
                                        C. Marvin Scott

                                        /s/ Rick D. Gardner
                                        -------------------------------
                                        Rick D. Gardner

                                        /s/ Duane K. Bickings
                                        -------------------------------
                                        Duane K. Bickings